EXHIBIT 12.1
SYNOVUS FINANCIAL CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(dollars in thousands)	2013		2012		2011		2010	2009
Ratio 1 – Including Interest on Deposits
Earnings:
Income (loss) from continuing operations before income taxes	252,628		31,477		(59,532)		(849,170)	(1,605,908)
Fixed charges	126,379		158,224		226,987		342,674	506,873
Total	379,007		189,701		167,455		(506,496)	(1,099,035)
Fixed Charges:
Interest on deposits	64,392		95,749		173,885		288,327	456,247
Interest on short-term borrowings	324		614		1,063		1,921	3,841
Interest on long-term debt	54,106		53,659		42,654		44,000	38,791
Portion of rents representative of the interest factor (1/3) of expense	7,557		8,202		9,385		8,426	7,994
Preferred stock dividends and accretion	47,014		58,704		58,088		57,510	52,395
Total fixed charges	173,393		216,928		285,075		400,184	559,268
Ratio of earnings to fixed charges	2.19	x	0.87	x	0.59	x	nm	nm
Ratio 1 – Excluding Interest on Deposits
Earnings:
Income (loss) from continuing operations before income taxes	252,628		31,477		(59,532)		(849,170)	(1,605,908)
Fixed charges excluding preferred stock dividends and accretion	61,987		62,475		53,102		54,347	50,626
Total	314,615		93,952		(6,430)		(794,823)	(1,555,282)
Fixed Charges:
Interest on short-term borrowings	324		614		1,063		1,921	3,841
Interest on long-term debt	54,106		53,659		42,654		44,000	38,791
Portion of rents representative of the interest factor (1/3) of expense	7,557		8,202		9,385		8,426	7,994
Preferred stock dividends and accretion	47,014		58,704		58,088		57,510	52,395
Total fixed charges including preferred stock dividends and accretion	109,001		121,179		111,190		111,857	103,021
Ratio of earnings to fixed charges	2.89	x	0.78	x	nm		nm	nm